No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9[redacted]
Debt Mark[redacted]

07023334

2 May 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Please note this filing covers the period 19 April to 2 May inclusive.

Yours sincerely

per

Dennis Leong
Company Secretary

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	10 January 2007 but 26 May 2006 re Macquarie CountryWide Trust ("MCW") units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	1 May 2007
No. of securities held prior to change	60,000 units
Class	MCW units
Number acquired	50,000 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.16 per MCW unit
No. of securities held after change	110,000 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

G:\CAG\COS\DLeong\BRD\ASX notices\MCCANN\hkm02052007.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 May 2007

G:\CAG\COS\DLeong\BRD\ASX notices\MCCANN\hkm02052007.doc

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

1 May 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 March 2007, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, as at 30 April 2007 the number of issued fully paid ordinary $1.00 shares was 253,941,205.

During the period 1 April to 30 April 2007 (inclusive), the following new options have been issued:

- 75,000 options exercisable at $85.30 each and expiring on 10 April 2012 (MBL0366); and
- 280,179 options exercisable at $87.73 each and expiring on 23 April 2012 (MBL0367); and
- 5,000 options exercisable at $60.41 each and expiring on 8 July 2010 (MBL0368).

During the period 1 April 2007 to 30 April 2007 (inclusive), the following options have lapsed unexercised:

- 2,630 options exercisable at $49.16 each and expiring on 22 February 2010 (MBL0291);
- 8,455 options exercisable at $49.18 each and expiring on 23 May 2010 (MBL0298);
- 5,000 options exercisable at $60.41 each and expiring on 8 July 2010 (MBL0303);
- 11,000 options exercisable at $66.92 each and expiring on 8 November 2010 (MBL0319);
- 4,000 options exercisable at $70.47 each and expiring on 23 January

2011 (MBL0324);
- 11,000 options exercisable at $61.33 each and expiring on 22 February 2011 (MBL0327);
- 6,268 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339);
- 4,000 options exercisable at $64.43 each and expiring on 8 September 2011 (MBL0345); and
- 4,000 options exercisable at $78.24 each and expiring on 8 January 2012 (MBL0358).

The number of options on issue at 30 April 2007 was 34,662,099 all exercisable into one share per option.

Following annual promotion and compensation reviews, the Board has approved the issue of invitations for approximately 6 million employee options on the same basis as previous years. These options are expected to be granted in August 2007.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 April 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0103	1,668	$35.31	24/05/2007
MBL0109	3,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0118	987,101	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0122	668	$33.06	28/08/2007
MBL0124	123,119	$30.51	30/08/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	51,974	$30.51	11/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	140,935	$30.51	24/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0171	4,168	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	1,668	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	4,168	$25.92	13/05/2008
MBL0182	10,000	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	1,668	$24.25	26/05/2008
MBL0185	1,668	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008

Listing of Macquarie Bank Limited Options

As at 30 April 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0194	5,000	$26.21	04/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,195,429	$28.74	28/08/2008
MBL0203	1,668	$29.46	16/09/2008
MBL0204	1,668	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	409,745	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	13,449	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	1,668	$32.82	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	13,834	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	4,000	$31.18	31/10/2008
MBL0226	1,668	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	4,168	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	4,166	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	1,668	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009

Listing of Macquarie Bank Limited Options

As at 30 April 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0249	6,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	3,336	$33.45	09/02/2009
MBL0253	6,668	$33.45	09/02/2009
MBL0254	13,336	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	11,668	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	29,168	$36.71	08/04/2009
MBL0261	22,502	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	38,335	$33.00	24/05/2009
MBL0264	8,334	$33.84	08/06/2009
MBL0265	22,502	$34.27	22/06/2009
MBL0266	29,168	$33.58	08/07/2009
MBL0267	1,152,150	$33.11	22/07/2009
MBL0268	2,272,219	$32.75	09/08/2009
MBL0269	1,901,884	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	584,402	$34.60	08/09/2009
MBL0272	152,239	$35.28	22/09/2009
MBL0273	166,489	$36.99	08/10/2009
MBL0274	69,468	$39.64	22/10/2009
MBL0275	63,036	$40.81	08/11/2009
MBL0276	87,534	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	40,519	$41.72	22/11/2009
MBL0279	97,403	$32.75	22/11/2009
MBL0280	45,134	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	18,334	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	5,000	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010

Listing of Macquarie Bank Limited Options

As at 30 April 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0291	74,870	$49.16	22/02/2010
MBL0292	26,634	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	78,332	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	29,045	$49.18	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	83,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,636,995	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	65,000	$63.33	22/08/2010
MBL0309	105,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	8,334	$32.26	10/01/2010
MBL0312	3,334	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	65,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	54,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	28,500	$67.85	09/01/2011
MBL0324	42,000	$70.47	23/01/2011
MBL0325	97,000	$63.09	08/02/2011
MBL0326	961	$32.26	23/08/2009
MBL0327	25,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	80,900	$68.01	10/04/2011
MBL0331	39,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009

Listing of Macquarie Bank Limited Options

As at 30 April 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0333	91,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
MBL0339	10,095,457	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	18,670	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	190,000	$64.43	08/09/2011
MBL0346	2,000	$61.79	22/09/2011
MBL0347	50,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	116,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	49,000	$72.17	23/10/2011
MBL0353	80,000	$73.31	08/11/2011
MBL0354	35,390	$73.31	20/11/2011
MBL0355	20,000	$74.11	22/11/2011
MBL0356	34,000	$71.92	08/12/2011
MBL0357	57,200	$75.57	22/12/2011
MBL0358	68,000	$78.24	08/01/2012
MBL0359	76,000	$79.33	22/01/2012
MBL0360	51,000	$82.57	08/02/2012
MBL0361	12,000	$83.55	22/02/2012
MBL0362	35,000	$80.01	08/03/2012
MBL0363	98,000	$80.04	22/03/2012
MBL0364	4,000	$60.99	22/03/2012
MBL0365	12,500	$47.82	23/05/2010
MBL0366	75,000	$85.30	10/04/2012
MBL0367	280,179	$87.73	23/04/2012
MBL0368	5,000	$60.41	08/07/2010
	34,662,099		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	27 November 2006 but 17 March 2006 re Macquarie Bank Limited (MBL) shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Febonno Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Koda Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Blueflag Holdings Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Bond Street Custodians Limited is the bare trustee for Allan Moss and Blueflag Holdings Pty Limited in respect of employee options.
Date of change	26 April 2007

+ See chapter 19 for defined terms.

No. of securities held prior to change	Direct: • 81,479 MBL shares. Indirect: • 315,935 MBL shares held by Febonno Pty Limited; • 6,922 MBL shares held by Koda Pty Limited; and • MBL unlisted options held by Bond Street Custodians Limited for Blueflag Holdings Pty Limited: - 165,600 options exercisable at $32.26 each and expiring on 23 August 2009; - 180,000 options exercisable at $63.34 each and expiring on 1 August 2010; and - 165,400 options exercisable at $61.79 each and expiring on 1 August 2011.
Class	MBL fully paid ordinary shares.
Number acquired	Nil.
Number disposed	100 MBL fully paid ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (transferred as a charitable donation)
No. of securities held after change	Direct: • 81,379 MBL shares. Indirect: • 315,935 MBL shares held by Febonno Pty Limited; • 6,922 MBL shares held by Koda Pty Limited; and • MBL unlisted options held by Bond Street Custodians Limited for Blueflag Holdings Pty Limited: - 165,600 options exercisable at $32.26 each and expiring on 23 August 2009; - 180,000 options exercisable at $63.34 each and expiring on 1 August 2010; and - 165,400 options exercisable at $61.79 each and expiring on 1 August 2011.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 27 April 2007

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

17 April 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 28 February 2007, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,185 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309).

As at 31 March 2007 the number of issued fully paid ordinary shares was 253,941,205.

During the period 1 March to 31 March 2007 (inclusive), the following new options have been issued:

- 35,000 options exercisable at $80.01 each and expiring on 8 March 2012 (MBL0362); and
- 98,000 options exercisable at $80.04 each and expiring on 22 March 2012 (MBL0363);
- 4,000 options exercisable at $60.99 each and expiring on 22 March 2012 (MBL0364); and
- 12,500 options exercisable at $47.82 each and expiring on 23 May 2010 (MBL0365).

During the period 1 March 2007 to 31 March 2007 (inclusive), the following options have lapsed unexercised:

- 5,828 options exercisable at $28.74 each and expiring on 28 August

2008 (MBL0202);
- 1,668 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 66,400 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 934 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 1,334 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 10,000 options exercisable at $32.75 each and expiring on 22 November 2009 (MBL0279);
- 12,500 options exercisable at $47.82 each and expiring on 23 May 2010 (MBL0299);
- 69,321 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 4,000 options exercisable at $68.83 each and expiring on 24 April 2011 (MBL0331);
- 29,650 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339);
- 2,495 options exercisable at $61.79 each and expiring on 22 September 2011 (MBL0346).

The number of options on issue at 31 March 2007 was 34,358,273 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 March 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0103	1,668	$35.31	24/05/2007
MBL0109	3,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0118	987,101	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0122	668	$33.06	28/08/2007
MBL0124	123,119	$30.51	30/08/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	51,974	$30.51	11/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	140,935	$30.51	24/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0171	4,168	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	1,668	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	4,168	$25.92	13/05/2008
MBL0182	10,000	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	1,668	$24.25	26/05/2008
MBL0185	1,668	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008

Listing of Macquarie Bank Limited Options

As at 31 March 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0194	5,000	$26.21	04/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,195,429	$28.74	28/08/2008
MBL0203	1,668	$29.46	16/09/2008
MBL0204	1,668	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	409,745	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	13,449	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	1,668	$32.82	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	13,834	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	4,000	$31.18	31/10/2008
MBL0226	1,668	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	4,168	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	4,166	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	1,668	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009

Listing of Macquarie Bank Limited Options

As at 31 March 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0249	6,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	3,336	$33.45	09/02/2009
MBL0253	6,668	$33.45	09/02/2009
MBL0254	13,336	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	11,668	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	29,168	$36.71	08/04/2009
MBL0261	22,502	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	38,335	$33.00	24/05/2009
MBL0264	8,334	$33.84	08/06/2009
MBL0265	22,502	$34.27	22/06/2009
MBL0266	29,168	$33.58	08/07/2009
MBL0267	1,152,150	$33.11	22/07/2009
MBL0268	2,272,219	$32.75	09/08/2009
MBL0269	1,901,884	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	584,402	$34.60	08/09/2009
MBL0272	152,239	$35.28	22/09/2009
MBL0273	166,489	$36.99	08/10/2009
MBL0274	69,468	$39.64	22/10/2009
MBL0275	63,036	$40.81	08/11/2009
MBL0276	87,534	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	40,519	$41.72	22/11/2009
MBL0279	97,403	$32.75	22/11/2009
MBL0280	45,134	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	18,334	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	5,000	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010

Listing of Macquarie Bank Limited Options

As at 31 March 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0291	77,500	$49.16	22/02/2010
MBL0292	26,634	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	78,332	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,636,995	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	65,000	$63.33	22/08/2010
MBL0309	105,000	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	8,334	$32.26	10/01/2010
MBL0312	3,334	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	65,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	65,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	28,500	$67.85	09/01/2011
MBL0324	46,000	$70.47	23/01/2011
MBL0325	97,000	$63.09	08/02/2011
MBL0326	961	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	80,900	$68.01	10/04/2011
MBL0331	39,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009

Listing of Macquarie Bank Limited Options

As at 31 March 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0333	91,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
MBL0339	10,101,725	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	18,670	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	194,000	$64.43	08/09/2011
MBL0346	2,000	$61.79	22/09/2011
MBL0347	50,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	116,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	49,000	$72.17	23/10/2011
MBL0353	80,000	$73.31	08/11/2011
MBL0354	35,390	$73.31	20/11/2011
MBL0355	20,000	$74.11	22/11/2011
MBL0356	34,000	$71.92	08/12/2011
MBL0357	57,200	$75.57	22/12/2011
MBL0358	72,000	$78.24	08/01/2012
MBL0359	76,000	$79.33	22/01/2012
MBL0360	51,000	$82.57	08/02/2012
MBL0361	12,000	$83.55	22/02/2012
MBL0362	35,000	$80.01	08/03/2012
MBL0363	98,000	$80.04	22/03/2012
MBL0364	4,000	$60.99	22/03/2012
MBL0365	12,500	$47.82	23/05/2010
	34,358,273		

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 4106
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 ~~Telex 72263~~
Debt Markets 8232 3815 Facsimile 8232 4414

23 April 2007

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 20 April 2007, was 0.57%.

Yours faithfully

Dennis Leong
<u>Company Secretary</u>

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	12 April 2007 but 13 December 2005 re ConnectEast Group ("CEU") stapled securities and 4 January 2007 re Macquarie Direct Property Fund ("MDPF") units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	CEU stapled securities and MDPF units held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	• 25 May 2006 and 24 November 2006 re CEU stapled securities; and • 2 April 2007 re MDPF units.
No. of securities held prior to change	• 42,734 CEU stapled securities; and • 101,796.72 MDPF units.
Class	• CEU stapled securities; and • MDPF units.
Number acquired	• 1,261 CEU stapled securities allotted on 25 May 2006; • 1,145 CEU stapled securities allotted on 24 November 2006; and • 40,976.82 MDPF units allotted on 2 April 2007.
Number disposed	Nil

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga20042007.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $1.1013 per stapled security for CEU stapled securities allotted on 25 May 2006; • $1.2486 per stapled security CEU stapled securities allotted on 24 November 2006; and • $1.208 per MDPF unit allotted on 2 April 2007.
No. of securities held after change	• 45,140 CEU stapled securities; and • 142,773.54 MDPF units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• CEU stapled securities acquired pursuant to Distribution Reinvestment Plan; and • MDPF units acquired via subscription for new units.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

20 April 2007

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga20042007.doc

END